Exhibit 4.12

English Summary

Service Agreement

This Service Agreement (hereinafter referred to as the “Service Agreement”) is entered into based on the tender award dated April 29, 2021 between:

Free State of Bavaria, Germany, represented by the Bavarian State Office for Health and Food Safety with address at Eggenreuther Weg 43, 91058 Erlangen, Germany (“Contracting Authority”)

and

Centogene GmbH (the “Contractor”), a company incorporated in accordance with the laws of the Federal Republic of Germany with a registered address at Am Strande 7, 18055 Rostock, Germany.

1.	Subject Matter of the Contract

The Contractor undertakes to establish two mobile test centers to conduct PCR tests for SARS-CoV-2 in each of the Bavarian government districts of Upper Palatinate and Upper Franconia.

2.	Scope of Services

Amongst other obligations, the Contractor shall undertake the establishment and operation of mobile test centers and provide sufficient physicians and expert personnel in the test centers. The Contractor shall operate the mobile test centers on a 7-day per week basis and shall maintain test capacities to accommodate daily requirements which are estimated to be up to 500 per day per site.

The Contractor is permitted to engage subcontractors subject to prior approval by the Contracting Authority. The Contractor employs 21 Dx GmbH and Dr. Bauer Laboratoriums GmbH as subcontractors.

3.	Obligations of the Contractor

The Contractor’s obligations include, among other things,

i.	performance of tests by a physician or qualified personnel, especially in connection with breakout clusters or in a close spatial context (e.g. elderly care facilities)
ii.	establishment of mobile test centers at agreed places and times
iii.	provision of mobile test facilities (e.g. tents, vehicles, containers)
iv.	change of locations overnight
v.	setup of test center locations within 24 hours upon request
vi.	achievement of fully operational status within four hours after arrival at a test location
vii.	provision of personal protective equipment for personnel and testing materials
viii.	provision of notifications on test results to tested persons and health authorities
ix.	provision of data on tested persons and findings to the health authorities and tested persons, carried out exclusively in a suitable manner using a data protection compliant web application
x.	general compliance with applicable law and regulations

4.	Remuneration

In consideration of the Contractor providing the services under the Service Agreement, the Contracting Authority shall pay the Contractor a weekly basic flat rate (including expenses) per mobile test center a daily fee for operating the mobile test center during the term of the Service Agreement minus what the Contractor is entitled to under the Regulation on the entitlement to be tested with regard to a direct determination of the pathogen of the coronavirus SARS-CoV-2 (Coronavirus-Test-Verordnung - TestV).

5.	Term and Termination

The term of the Service Agreement commenced on April 29, 2021 and has expired on June 30, 2021.